March 6, 2008
Via Edgar and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549
Attention: Larry Spirgel
                 Assistant Director
Re:	Satélites Mexicanos, S.A. de C.V. Form 20-F for the Year Ended December 31, 2006 File No. 333-08880
Dear Mr. Spirgel:
     Thank you for your letter dated February 21, 2007 (the “Comment Letter”) setting forth the comments of the Staff of the Securities and Exchange Commission (the “SEC”) relating to Satélites Mexicanos, S.A. de C.V.’s (“Satmex”) annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 333-8880), following the previous comment letter from the SEC to Satmex dated December 6, 2007, and the response letter submitted by Satmex to the SEC on February 8, 2008.
     Attached hereto is a memorandum from Satmex setting forth responses to each of the comments raised by the SEC in the Comment Letter. For ease of reference, each comment is reprinted and followed by Satmex’s response. Page references in the memorandum are to the abovementioned Form 20-F.
     Please do not hesitate to call Marcelo Mottesi at (212) 530-5602 or my colleague, Paul Denaro, at (212) 530-5431, with any questions or comments you may have.

Very truly yours,
/s/ Marcelo A. Mottesi
Marcelo A. Mottesi
Encl.
cc:	Inessa Kessman, SEC Senior Staff Accountant
Dean Suehiro, SEC Senior Staff Accountant
Alfonso Maza, Satélites Mexicanos, S.A. de C.V.
Alejandra Aguilera, Satélites Mexicanos, S.A. de C.V.
Bill Biese, Deloitte, Touche & Tohmatsu

MEMORANDUM
March 6, 2008
Re:	Satélites Mexicanos, S.A. de C.V. Form 20-F for the fiscal year ended December 31, 2006 (File No. 333-8880)
     This memorandum sets forth the responses of Satélites Mexicanos, S.A. de C.V. (“Satmex”, or “the Company”) to the comments of the Staff of the Securities and Exchange Commission (the “SEC”) contained in a letter to Satmex dated February 21, 2008 (the “Comment Letter”), relating to portions of Satmex’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (File No. 333-8880) (the “Form 20-F”) filed on July 16, 2007, which also references previous comments of the Staff of the SEC contained in a letter to Satmex dated December 6, 2007 and the information provided in a response letter submitted by Satmex to the SEC on February 8, 2008.
     For ease of reference, each comment is reprinted below and is followed by Satmex’s response. Page references in this response memorandum are to the pages from the Form 20-F.
     Except as otherwise noted in this response memorandum, the information provided in response to the SEC’s comments has been supplied by Satmex, which is solely responsible for such information.
Report of Independent Registered Public Accounting Firm, page F-2
1.	We note your response to our prior comment 2. Please tell us the city and state from which the audit report was issued.
Response:
Our independent public accountants, Galaz, Yamazaki, Ruiz Urquiza, S.C., member of Deloitte Touche Tohmatsu, issued their audit report on our consolidated financial statements related to 2006 in Mexico City, Mexico.

4p. Revenue Recognition, page F-16
2.	We note your response to our prior comment 10. Please tell us your consideration of EITF 01-8 in concluding that the arrangement contains a lease.
Response:
Our satellite capacity contracts provide our customers with the right to use satellite transponders for specific periods of time. Each of our satellites may have as many as 60 transponders, and we enter into contracts with our customers allowing them the right to use individual transponders. The transponders are part of a larger whole (the satellite) and according to our contracts, we are responsible for keeping the satellite in its orbit location.
Each of our contracts specifically identifies the transponder that is being used to provide services to our customer, and this identification is necessary due to the fact that each transponder has different frequencies and ground settings that each of our customers is informed of in order to be able to interact with the satellite. The settings of each transponder in the same satellite are different; thus, our customers would generally have access only to the specific transponder identified in the contract. Paragraph 6 of EITF Issue 01-8: Determining whether an arrangement contains a lease (“EITF 01-8”) states that “arrangements that identify a physically distinguishable portion of property, plant or equipment, are within the scope of this Issue.” As mentioned above, we believe our contracts specifically identify the transponder subject to the contract with each our customers; consequently, we believe such contracts are within the scope of EITF 01-8.
Our contracts specify a satellite and the respective transponders subject to the fulfillment of the contract; therefore, the fulfillment of the arrangement is expected to be performed by these specified transponders. We do not have the unilateral right to move customers to other transponders without customer approval and generally we only do it when there are technical issues jeopardizing the service. Accordingly, we believe the equipment has been specifically identified and the fulfillment of the service arrangement appears to be based on the use of the specified equipment (ie. Transponder) as required by paragraph 10 of EITF 01-8.
Finally, paragraph 12(c) of EITF 01-8 states:
“An arrangement conveys the right to use property, plant, or equipment if the arrangement conveys to the purchaser (lessee) the right to control the use of the underlying property, plant, or equipment. The right to control the use of the underlying property, plant, or equipment is conveyed if any one of the following conditions is met:
c. Facts and circumstances indicate that it is remote that one or more parties other than the purchaser will take more than a minor amount of the output or other utility that will be produced or generated by the property, plant, or equipment during the term of the arrangement, and the price that the purchaser (lessee) will pay for the output is neither contractually fixed per unit of output nor equal to the current market price per unit of output as of the time of delivery of the output.” (Footnotes omitted).

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We believe our contracts meet the above criteria as each of our customers receive 100% of the transponders capabilities for which it pays a fixed amount regardless of the amount of capacity used; thus, we believe our contracts should be considered leases.

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